THE GROWTH FOR GOOD ACQUISITION CORPORATION

12 E 49th Street, 11th Floor

New York, New York 10017

(646) 655-7596

July 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeff Gordon
Melissa Gilmore
Evan Ewing
Geoffrey Kruczek

RE:	The Growth for Good Acquisition Corporation (the “Company”)
Registration Statement on Form S-4
File No. 333-271195

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-271195) be accelerated by the Securities and Exchange Commission to 4:00 p.m., New York time on August 2, 2022, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to C. Michael Chitwood of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2535 and that such effectiveness also be confirmed in writing.

Very truly yours,

The Growth for Good Acquisition Corporation

By:	/s/ Yana Kakar
Name: Yana Kakar
Title: Chief Executive Officer

cc:	Howard L. Ellin
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	C. Michael Chitwood
Skadden, Arps, Slate, Meagher & Flom LLP